Exhibit 99.1

September 19, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States

Ladies and Gentlemen:

We have read Item 304 of Centogene N.V.’s Form 6-K to be filed on September 19, 2024, and are in agreement with the statements contained in the first and third paragraphs therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Regarding the Company’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the Company’s 2023 and 2022 consolidated financial statements.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft